Exhibit 99.1

GOLD FIELDS

MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road, Sandown,
Sandton, 2196

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.com

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Operational performance and trading statement for FY 2022

Johannesburg, 15 February 2023: Gold Fields Limited (Gold Fields) (JSE, NYSE: GFI) is pleased to advise that it has met production and cost guidance for FY 2022.

FY 2022 operational performance

Attributable gold equivalent production for FY 2022 is expected to be 2,399koz, a 3% increase YoY (FY 2021: 2,340koz), exceeding the guidance range (upgraded in August 2022) of 2,310koz – 2,360koz.

All-in costs (AIC) for FY 2022 are expected to be US$1,320/oz, 2% higher than FY 2021 (US$1,297/oz), and below the lower end of the guidance range of US$1,370/oz – US$1,410/oz. The YoY increase is driven by an increase in operating costs due to mining inflation, partially offset by decreased project capex at Salares Norte and weaker exchange rates. AIC, if adjusted to 2022 guidance exchange rates (R/US$15.55 and US$/A$0.76), are expected to be US$1,381/oz, within the guidance range.

All-in sustaining costs (AISC) for FY 2022 are expected to be US$1,105/oz, 4% higher than FY 2021 (US$1,063/ oz), also below the lower end of the guidance range of US$1,140/oz - US$1,180/oz. AISC, if adjusted to 2022 guidance exchange rates, are expected to be US$1,160/oz, also within the guidance range.

Q4 2022 operational performance

For Q4 2022, attributable gold equivalent production is expected to be 601koz (Q3 2022: 597koz), with AIC for the quarter expected to be US$1,298/oz (Q3 2022: US$1,279/oz). AISC is expected to be US$1,063/oz (Q3 2022: US$1,061/oz).

Trading statement

Headline earnings per share for the twelve months ended 31 December 2022 (FY 2022) are expected to range from US$1.16-1.22 per share (US$0.16-0.22 per share higher), which is 16% to 22% higher than the headline earnings of US$1.00 per share reported for the twelve months ended 31 December 2021

Investor Enquiries

Avishkar Nagaser
Tel +27 11 562 9775
Mobile +27 82 312 8692
Email Avishkar.Nagaser@goldfields.com

Thomas Mengel
Tel +27 11 562 9849
Mobile +27 72 493 5170
Email Thomas.Mengel@goldfields.com

Media Enquiries

Sven Lunsche
Tel +27 11 562 9763
Mobile +27 82 260 9279
Email Sven.Lunsche@goldfields.com

Directors: YGH Suleman (Chair), M Preece ** (Interim Chief Executive Officer), PA Schmidt** (Chief Financial Officer), A Andani #, PJ Bacchus†, MC Bitar@, TP Goodlace, JE McGill^, SP Reid^, PG Sibiya
^Australian, †British, @Chilean, #Ghanaian, ** Executive Director
Company Secretary: André Weststrate

Our Purpose
Creating enduring value beyond mining

safety integrity respect responsibility innovation collaborative delivery

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2 (FY 2021). The increase in headline earnings is driven by the net proceeds relating to the Yamana break fee of US$202m. Basic earnings per share for FY 2022 are expected to range from US$0.77-0.83 per share (US$0.06- 0.12 per share lower), which is 7% to 13% lower than the basic earnings of US$0.89 per share reported for FY 2021. The decrease in basic earnings is due to impairments recognised at Tarkwa and Cerro Corona mainly due to an increase in discount rates; a write down of the investment in Far South East; as well as inflationary cost pressures experienced in 2022. This was partially offset by the net proceeds from the Yamana break fee. The biggest impairments recognised at year-end comprises: - Tarkwa: US$325m pre-tax (US$220m post-tax) mainly due to the increase in the discount rate from 8.3% to 15.9% as a result of increases in the Ghana country risk premium and the risk free rate. - Cerro Corona: US$63m pre-tax (US$44m post-tax) mainly due to the increase in the discount rate from 4.8% to 8.1% as a result of increases in the risk free rate. - Far South East: US$114m – the investment has been written down to a carrying value of nil. Normalised earnings per share for FY 2022 are expected to range from US$0.94-1.00 per share (US$0.05-0.11 per share lower), which is 5% to 11% lower than the normalised earnings of US$1.05 per share reported for FY 2021. The financial and operational information on which this trading statement is based has not been reviewed, and reported on, by the Company’s external auditors. Gold Fields expects to release FY 2022 financial results on Thursday, 23 February 2023.

3 Notes to editors About Gold Fields Gold Fields Limited is a globally diversified gold producer with nine operating mines in Australia, Peru, South Africa, and West Africa (including the Asanko Joint Venture) and one project in Chile. We have total attributable annual gold-equivalent production of 2.34Mo, attributable gold-equivalent Mineral Reserves of 48.6Moz and gold Mineral Resources of 111.8Moz. Our shares are listed on the Johannesburg Stock Exchange (JSE) and our American depositary share trade on the New York Stock Exchange (NYSE). Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd Forward-looking statements This announcement contains forward-looking statements within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as “aim”, “anticipate”, “will”, “would”, “expect”, “may”, “could” “believe”, “target”, “estimate”, “project” and words of similar meaning. These forward-looking statements, including among others, those relating to Gold Fields’ future business prospects, financial positions, production and operational guidance, climate and ESG-related statements, targets and metrics, are necessarily estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in Gold Fields’ Integrated Annual Report 2021 filed with the Johannesburg Stock Exchange and annual report on Form 20-F filed with the United States Securities and Exchange Commission on 31 March 2022 (SEC File no. 001-31318). Readers are cautioned not to place undue reliance on such statements. These forward-looking statements speak only as of the date they are made. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events.